

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2022

Maria Reda
General Counsel
Steel Connect, Inc.
200 Midway Lane
Smyrna, TN 37167

> **Re: Steel Connect, Inc.**
> **Schedule 13E-3 filed July 8, 2022**
> **SEC File No. 5-43347**
> **Filed by Steel Partners Holdings, LP et al.**
>
> **Schedule 14A filed July 8, 2022**
> **SEC File No. 1-35319**

Dear Ms. Reda:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your proxy statement.

Schedule 13E-3 filed July 8, 2022

General

1. Houlihan Lokey provided multiple sets of written materials to the Special Committee, as reflected in Exhibits (c)(2)-(8). Only the last presentation dated June 12, 2022 is summarized in any level of detail in the proxy statement. Please expand the summary of the other presentation materials on pages 40-41 of the proxy statement. To the extent that they are duplicative of one another, only the differences may be described. See Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A.

2. Item 1015(a) of Regulation M-A and Item 9 of Schedule 13E-3 require a filing party to state whether or not it received a report or opinion or appraisal materially related to the

going private transaction. While the Background section in the proxy statement identifies Imperial Capital as Parent's financial advisor, and Imperial Capital participated in the negotiation of the Merger on behalf of the Parent Group, there is no summary of any oral presentation or written materials provided. Please revise to include the disclosure required by Item 1015(a) and (b) (to the extent applicable). Note that Item 9 and Item 1015(b) encompasses both oral and written relevant "reports" and presentations by a financial advisor to its client.

Schedule 14A filed July 8, 2022

Interests of Steel Connect's Directors and Executive Officers in the Merger, page 5

3. Here and in the corresponding section on page 53 of the preliminary proxy statement, clarify that certain directors will retain an equity interest (directly or indirectly) in the surviving entity after the Merger. Your revised disclosure should quantify their equity stake going forward.

Reasons for the Merger..., page 26

4. State, if accurate, that the Special Committee was not empowered to seek alternate transactions or engage in discussions or negotiations relating to an alternative transaction.

5. In each place in the proxy statement where you describe factors considered by filing parties in assessing the fairness of the Merger to unaffiliated shareholders, revise to be clear that you have described all material factors considered. See for example, the disclosure on page 27, second full paragraph: "[T]he Special Committee and the Board considered, among other things, the following potentially positive factors, which are not intended to be exhaustive..."

6. See our last comment. On page 34, the disclosure states that the Special Committee and the Board "reached the decision to approve the entry into the Merger Agreement and recommended its adoption by the Company's stockholders in light of the factors described above *and other factors* that the Special Committee and the Board beleved were appropriate." All material factors considered by the Special Committee and the Board should be described.

Opinion of Houlihan Lokey Capital Inc. Financial Advisor to the Special Committee, page 34

7. Refer to the following statement on page 36: "Houlihan Lokey's opinion was furnished for the use of the Special Committee (in its capacity as such) in connection with its evaluation of the Merger and may not be used for any other purposes without Houlihan Lokey's prior written consent." We also note similar language in the Houlihan Lokey opinion attached as Annex B to the proxy statement. Revise to state that Houlihan Lokey has provided consent to use its opinion in the proxy statement.

8. On page 38, revise to briefly explain how Houlihan Lokey selected the comparable companies, rather than just stating that it "deemed them relevant." Provide comparable

disclosure for the selected transactions identified on page 39.

The Parent Group Members' Purposes and Reasons for the Merger, page 42

9.   Revise to state why Parent Group Members are seeking to purchase the Company, and why they are trying to do so now. See Item 1013(c) of Regulation M-A. Rather than stating that they are doing so to acquire all of the shares of the Company not already owned by them, explain why they wish to do so, and why now.

Projected Financial Information, page 48

10.   Revise to summarize the underlying assumptions and limitations on the projected financial information. See for example, the discussion in Overview of Financial Projections in Exhibit (c)(8) to the Schedule 13E-3.

Proposal No. 2: The Amendment Proposal, page 97

11.   We note the disclosure here that approval of the Amendment Proposal is not a condition to the completion of the Merger. Explain what will happen if this proposal does not pass but the Merger is approved. Clarify whether this would mean that the Merger would constitute a Liquidation Event as defined in your proxy materials, and what the impact would be.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-3263.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions

cc: Colin Diamond, Esq.